                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                             -------------------

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                            (Amendment No. 4)(1)

                           TEKNOWLEDGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                  171853 10 4
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                                 (CUSIP number)

     B. WADE MONROE, 6034 WEST COURTYARD, SUITE 130, AUSTIN, TEXAS 78730;
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                                 512-794-5900

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                NOVEMBER 2, 1995
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            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 Note. Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

-------------------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  171853 10 4                                         PAGE 2 OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              Trilogy Development Group, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


              WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Delaware
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                               7     SOLE VOTING POWER

          NUMBER OF
                                          2,963,422
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          2,963,422
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                          -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              2,963,422
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              11.4%
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14    TYPE OF REPORTING PERSON*


              CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 171853 10 4                                         PAGE 3 OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              Joseph A. Liemandt
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


              N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                          -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


              IN
--------------------------------------------------------------------------------



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 171853 10 4                    13D                   PAGE 4 OF 7 PAGES




ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A.      TRILOGY

         Trilogy owns 2,963,422 shares (the "Subject Shares") of the common stock, $.01 par value, of the Issuer. Trilogy acquired 270,000 of the Subject Shares (the "Liemandt Shares") from Joseph A. Liemandt. Trilogy paid Liemandt an aggregate of $56,340.70, or approximately $0.209 per share, for the Liemandt Shares.

         Trilogy acquired 1,854,851 of the Subject Shares (the "Ford Shares") from Ford Motor Company in a negotiated transaction at a purchase price of $0.125 per share, or an aggregate purchase price of $231,856.38.

         Trilogy acquired 728,571 of the Subject Shares (the "BMW Shares") and debt of the Issuer in the face amount of $1,000,000 from BMW of North America, Inc., in a negotiated transaction at aggregate purchase price of $550,000, including a per-share price of $0.375.

         Trilogy acquired the remaining 110,000 of the Subject Shares (the "Open-Market Shares") in four separate open- market purchases in the over-the-counter market, each purchase at a price per share of $0.39.

         The source of the funds Trilogy used to complete all purchases was working capital. No funds were borrowed in connection with the purchases.

         B.      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                 (i) Liemandt. Liemandt expressly disclaims beneficial ownership of the Subject Shares. Accordingly, no shares beneficially owned by Liemandt are being reported pursuant to this Schedule 13D. Liemandt originally acquired the Liemandt Shares using personal funds, and did not borrow any funds in connection therewith.

                 (ii) Other Executive Officers, Directors and Control Persons. Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         A.      TRILOGY

         Trilogy beneficially owns 2,963,422 shares of the common stock of the Issuer, which are the Subject Shares. Based on information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 11.4%

CUSIP NO. 171853 10 4                    13D                   PAGE 5 OF 7 PAGES



of the Issuer's outstanding common stock. Trilogy has the sole power to vote and to dispose of all of such shares.

         Trilogy acquired the Ford Shares in a negotiated transaction that was agreed to by all parties to the transaction November 7, 1994 and was closed November 10, 1994. Trilogy acquired the Liemandt Shares in a negotiated transaction that was agreed to and closed November 10, 1994. Trilogy acquired the BMW Shares in a negotiated transaction that was agreed to and closed July 18, 1995. Trilogy acquired the Open-Market Shares in four purchases: one for 10,000 shares on October 10, 1995, that was settled on October 13, 1995; one for 50,000 shares on October 13, 1995, that was settled on October 18, 1995; one for 40,000 shares on October 19, 1995, that was settled on October 24, 1995; and one for 10,000 shares on November 2, 1995, that was settled on November 7, 1995. See "Item 3. Source and Amount of Funds or Other Consideration" for a discussion of the amount of securities involved and the purchase price per share in each such transaction.

         B.      EXECUTIVE OFFICERS, DIRECTORS AND CONTROL PERSONS

                 (i) Liemandt. Liemandt sold the Liemandt Shares to Trilogy in a single transaction on November 10, 1994, and presently has no direct ownership of, and no power to vote or to direct the vote of or to dispose of or to direct the disposition of, any securities of the Issuer. He does own a majority of the outstanding voting securities of Trilogy and thus could be regarded as an indirect beneficial owner of the Subject Shares. However, Liemandt expressly disclaims beneficial ownership of any of the Subject Shares. Moreover, Liemandt expressly declares that the filing of this Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Exchange Act of 1934, the beneficial owner of any of the Subject Shares.

                 (ii) Other Executive Officers, Directors and Control Persons. Philip E. London is the beneficial owner of 3,000 shares of the common stock, $.01 par value, of the Issuer. Mr. London has sole power to vote and to dispose of such shares.

         Except as otherwise disclosed herein, to the best knowledge of Trilogy no shares of common stock of the Issuer are beneficially owned by any of its executive officers or directors. To the best knowledge of Trilogy, none of its executive officers or directors have effected any transactions in the common stock of the Issuer during the past 60 days.

CUSIP NO. 171853 10 4                    13D                   PAGE 6 OF 7 PAGES



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  November 13, 1995
                                          --------------------------------------
                                                       (DATE)

                                          TRILOGY DEVELOPMENT GROUP, INC.


                                          By:   /s/ Joseph A. Liemandt
                                             -----------------------------------
                                                     (SIGNATURE)

                                               Joseph A. Liemandt, President
                                          --------------------------------------
                                                      (NAME/TITLE)

CUSIP NO. 171853 10 4                    13D                   PAGE 7 OF 7 PAGES



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     November 13, 1995
                                           -------------------------------------
                                                          (DATE)

                                                  /s/ Joseph A. Liemandt
                                           -------------------------------------
                                                        (SIGNATURE)

                                              Joseph A. Liemandt, Individually
                                           -------------------------------------
                                                        (NAME/TITLE)